SECURITIES AND EXCHANGE COMMISSION
	WASHINGTON, D.C. 20549

	FORM 11-K

	ANNUAL REPORT PURSUANT TO SECTION 15(d)
	OF THE SECURITIES EXCHANGE ACT OF 1934

	For the Fiscal Year ended December 30, 1998

	OWENS CORNING
	SAVINGS AND SECURITY PLAN

	OWENS CORNING
	One Owens Corning Parkway
	Toledo, Ohio  43659

	Commission File No. 1-3660

---------------------------------------------------------------------

	REQUIRED INFORMATION

(a)	Financial Statements.

		1.	  Report of Independent Public Accountants

		2.	  Statements of Assets Available for Benefits - as of
				December 30, 1998 and December 31, 1997

		3.	  Statements of Changes in Assets Available for Benefits -
				for the years ended December 30, 1998 and December 31,
1997

		4.  Notes to Financial Statements

		5.  Supplemental Schedules:

				Schedule I - Item 27a - Schedule of Assets Held for
Investment
                        Purposes as of December 30, 1998

				Schedule II - Item 27d - Schedule of Reportable
Transactions
                         for the Year Ended December 30, 1998

(b)	Exhibit.

		Consent of Arthur Andersen LLP

In accordance with the instruction to this Form 11-K, "plans subject to the Employee Retirement Income Security Act of 1974 ("ERISA") may file plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA." As the Plan is subject to the filing requirements of ERISA, the aforementioned financial statements and schedules of the Plan have been prepared in accordance with such requirements.

	SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

	OWENS CORNING
	SAVINGS AND SECURITY PLAN


	By     /s/ Michael I. Miller

		Michael I. Miller
		Chairman, Investment Review Committee


Dated:  June 28, 199

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Plan Administrator
of the Owens Corning
Savings and Security Plan:

We have audited the accompanying statements of assets available for benefits of the OWENS CORNING SAVINGS AND SECURITY PLAN as of December 30, 1998 and December 31, 1997, and the related statements of changes in assets available for benefits for the years then ended. These financial statements and supplemental schedules are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and supplemental schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan's management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Owens Corning Savings and Security Plan as of December 30, 1998 and December 31, 1997, and the changes in its assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes as of December 30, 1998, and reportable transactions for the year ended December 30, 1998, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of assets available for benefits and the statements of changes in assets available for benefits is presented for purposes of additional analysis rather than to present the assets available for plan benefits and changes in assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.






				ARTHUR ANDERSEN LLP

Toledo, Ohio,
June 25, 199

-1-
OWENS CORNING
SAVINGS AND SECURITY PLAN

STATEMENTS OF ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 30, 1998 AND DECEMBER 31, 1997

		1 9 9 8
	Supplemental Information By Fund
	------------------------------------------------------------
	Company			 Templeton
	Stock 	Acorn	  Low-Priced	Foreign
	Fund  	Fund	Stock 	Fund
	-------------		-------------	---------	---	------------
ASSETS:
	Investments (Notes 1 and 2):
		Investment in master trust
			collective funds	$	34,794,790	$	-	$	-	$
	-
		Investment in mutual funds	-	14,315,164	99,361
	1,411,832
		Loans to participants (Note 3)	-	-	-	-
		Accrued interest income	-	-	-	-
	Due from Owens Corning (Note 1)	48,496	49,515	295	6,161
				-------------		------------	------------
		-------------

			ASSETS AVAILABLE FOR BENEFITS	$	34,843,286	$
	14,364,679	$	99,656	$	1,417,993
                                                     =============
============    ============   ============




















The accompanying notes are an integral part of these statements

-2-
OWENS CORNING
SAVINGS AND SECURITY PLAN

STATEMENTS OF ASSETS AVAILABLE FOR BENEFITS

	AS OF DECEMBER 30, 1998 AND DECEMBER 31, 1997
(Continued)

		1 9 9 8
	Supplemental Information By Fund
	--------------------------------------------------------------------------
	Spartan U.S.	Retirement		Growth and	Blue Chip
	Equity Index	Money Mkt	Puritan	Income	Growth
	Fund	Portfolio	Fund	Portfolio		Fund
	---------------	------------	-----------		--------------	--
--------
ASSETS:
	Investments (Notes 1 and 2):
		Investment in master trust
			collective funds 	$	-	$	-	$	-	$	-
	$	-
		Investment in mutual funds	6,324,839	9,915,840	2,642,037
	2,357,500		3,013,454
		Loans to participants (Note 3)	-	-	-	-		-
		Accrued interest income	-	-	-	-		-
	Due from Owens Corning (Note 1)	29,832	275,928	24,915
	15,245		23,933
				--------------	----------	--	---------	--------
----	-----------

		ASSETS AVAILABLE FOR BENEFITS	$	6,354,671	$10,191,768		$
	2,666,952	$	2,372,745	$	3,037,387
				==============	===========		===========
	=============	===========

















The accompanying notes are an integral part of these statements

-3-
OWENS CORNING
SAVINGS AND SECURITY PLAN

STATEMENTS OF ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 30, 1998 AND DECEMBER 31, 1997
	(Continued)

		1 9 9 8
	Supplemental Information By Fund
	---------------------------------------------------------
	Diversified	Investment    Aggressive	Loans to
	International	Grade	Growth	Partici-
	Fund	Bond Fund	Fund 	pants		Total
	-------------	-------------	----------	-	-----------	--------
---

ASSETS:
	Investments (Notes 1 and 2):
		Investment in master trust
			collective funds	$	-	$	-	$	-	$	-
	$34,794,790
		Investment in mutual funds	182,618	526,163	1,098,931	-
	 41,887,739
		Loans to participants (Note 3)	-	-	-	2,089,171
2,089,171
		Accrued interest income	-	-	-	-	          -
	Due from Owens Corning (Note 1)	1,655	3,341	4,267	-	    483,583
				------------		----------		----------	--
---------		-----------

		ASSETS AVAILABLE FOR BENEFITS	$	184,273	$	529,504	$
	1,103,198	$	2,089,171	$79,255,283
                                                 ===========      ==========
=========      ==========   ===========


















The accompanying notes are an integral part of these statements

-4-
OWENS CORNING
SAVINGS AND SECURITY PLAN

STATEMENTS OF ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 30, 1998 AND DECEMBER 31, 1997
(Continued)

		1 9 9 7
	Supplemental Information By Fund
	-----------------------------------------------------------
	Company		Dodge	Templeton
	Stock 	Acorn 	& Cox	Foreign
	Fund  	 Fund 	Fund  	Fund
	------------	-----------	---------	---------
ASSETS:
	Investments (Notes 1 and 2):
		Investment in master trust
		   collective funds 	$ 32,861,871	$	          -
	$	-	$          	-
		Investment in mutual funds 	-	13,988,247	1,608,357
	1,385,572
		Loans to participants (Note 3)	-	-	-	-
		Accrued interest income 	-	-	-	-
	Due from Owens Corning (Note 1)	247,940	82,752	10,587
	8,524
				------------		------------		--------
----		------------

    ASSETS AVAILABLE FOR BENEFITS	$ 33,109,811 	$	14,070,999	$
	1,618,944	$	1,394,096
				============	============	============
	============

















The accompanying notes are an integral part of these statements

-5-
OWENS CORNING
SAVINGS AND SECURITY PLAN

STATEMENTS OF ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 30, 1998 AND DECEMBER 31, 1997
(Continued)

		1 9 9 7
	Supplemental Information By Fund
	--------------------------------------------------------------------------
	Spartan U.S.	Retirement		Growth and	Blue Chip
	Equity Index	Money Mkt	Puritan	Income	Growth
	Fund	Portfolio	Fund	Portfolio		Fund
	---------------	------------	-----------		--------------	--
-------
ASSETS:
	Investments (Notes 1 and 2):
		Investment in master trust
			collective funds 	$	-	$	-	$	-	$	-
	$	-
		Investment in mutual funds	4,556,444	7,798,845	159,699
	895,539		688,375
		Loans to participants (Note 3)	-	-	-	-		-
		Accrued interest income	-	-	-	-		-
	Due from Owens Corning (Note 1)	27,894	65,540	1,422	6,243
	4,800
				--------------	----------	--	---------	--------
----	-----------

   ASSETS AVAILABLE FOR BENEFITS	$	4,584,338	$	7,864,385	$
	161,121	$	901,782	$	693,175
				==============	===========		============
	============    ===========


















The accompanying notes are an integral part of these statements

-6-
OWENS CORNING
SAVINGS AND SECURITY PLAN

STATEMENTS OF ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 30, 1998 AND DECEMBER 31, 1997
	(continued)

		1 9 9 7
	Supplemental Information By Fund
	---------------------------------------------------------
	Diversified	Investment	Aggressive	Loans to
	International	Grade	Growth	Partici-
	Fund	Bond Fund	Fund 	pants		Total
	-------------	-------------	----------	-	----------		--
--------
ASSETS:
	Investments (Notes 1 and 2):
		Investment in master trust
			collective funds	$	-	$	-	$	-	$	-
	$	32,861,871
		Investment in mutual funds	67,959	69,832	240,500	-
		31,459,369
		Loans to participants (Note 3)	-	-	-	166,760
	166,760
		Accrued interest income	-	-	-	-		-
	Due from Owens Corning (Note 1)	402	434	1,605	-		458,143
				------------		----------		-----------	--
---------		-------------

		ASSETS AVAILABLE FOR BENEFITS	$	68,361	$	70,266	$
	242,105	$	166,760	$	64,946,143
				============	=	=========	==	=========	==
	========= 	=============
















The accompanying notes are an integral part of these statements.

      -7-
OWENS CORNING
SAVINGS AND SECURITY PLAN

STATEMENTS OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS

FOR THE YEARS ENDED DECEMBER 30, 1998 AND DECEMBER 31, 1997

	1 9 9 8
	Supplemental Information By Fund
	-----------------------------------------------------------
	Company			Dodge		Templeton
	Stock 	Acorn		& Cox 	Foreign
	Fund 	 	Fund  		Fund  		Fund
	------------	------------	------------	------------
INVESTMENT INCOME (Note 2):
	Interest and dividends	$	-	$	895,498	$	 29,790	$
	151,190
   Net Interest in master trust investment income       1,602,568
-               -               -
	Interest on loans to participants	    -	2,905	17	336
	Realized gain (loss) on disposition of
		investments 	  -	641,405	216,388	(27,130)
	Unrealized appreciation (depreciation)
		of investments 	-	(1,189,724)	(146,911)	(206,586)
				------------		------------		--------
----		------------
				1,602,568	350,084	99,284	(82,190)
				------------	------------	------------	--
----------
CONTRIBUTIONS (Notes 1 and 4):
	Participants	3,749,077	2,533,275	113,604	426,128
	Owens Corning	4,412,024	58,269	210	7,695
				------------		------------		--------
----		------------
				8,161,101	2,591,544	113,814	433,823
				------------	------------	------------	--
----------
OTHER:
	Distributions to participants (Note 4)	(4,480,525)	(1,453,025)	(90,664)
	(134,103)
	Election of redistribution among funds (Note 1)	(3,218,097)	(980,106)
	(1,740,311)	(181,296)
	Transfer from Predecessor Trustee	2,088	-	-	-
	Participant loan activity (Note 3)	(142,011)	(154,105)	156	(8,117)
	Administrative expenses (Note 1)	(176,033)	(60,544)	(1,217)
	(3,552)
	Other	(15,616)	(168)	(6)	(668)
				------------		------------		--------
----		------------
				(8,030,194)	(2,647,948)	(1,832,042)	(327,736)
				------------		------------		--------
----		------------
			Net increase (decrease)	1,733,475	293,680	(1,618,944)
	23,897
				------------		------------		--------
----		------------
ASSETS AVAILABLE FOR BENEFITS -
	beginning of year	33,109,811	14,070,999	1,618,944	1,394,096
				------------		------------		--------
----		------------
ASSETS AVAILABLE FOR BENEFITS -
	end of year	$	34,843,286	$	14,364,679	$	-	$
	1,417,993
				============	============	============
	============

The accompanying notes are an integral part of these statements

-8-
OWENS CORNING
SAVINGS AND SECURITY PLAN

STATEMENTS OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS

FOR THE YEARS ENDED DECEMBER 30, 1998 AND DECEMBER 31, 1997
(Continued)

                                                                         1 9 9 8
                                                    Supplemental Information By
Fund
	---------------------------------------------
	  Low-         Spartan U.S.       Retirement
	 Priced       Equity Index     Money Mkt
	Stock           Fund            Fund
	----------	--	-----	-------	------	-------
INVESTMENT INCOME (Note 2):
	Interest and dividends	$	4,272	$	115,035	$	413,174
	Net Interest in master trust investment income                -
-               -
  Interest on loans to participants	4	1,657	13,036
	Realized gain (loss) on disposition of
		investments 	(10,275)	233,128	-
	Unrealized appreciation (depreciation)
		of investments 	1,432	978,458	-
				--	----------	------------		------------

					(4,567)	1,328,278	426,210
				----------	--	---------	---	----	---------
CONTRIBUTIONS (Notes 1 and 4):
	Participants	14,316	970,110	1,733,048
	Owens Corning	1,147	35,538	404,472
				------------		------------	------------

				15,463	1,005,648	2,137,520
				----------	--	---------	---	----------	--
OTHER:
	Distributions to participants (Note 4)	(615)	(685,256)	(2,398,438)
	Election of redistribution among funds (Note 1)	89,939	198,270
	1,626,113
	Transfer from Predecessor Trustee	-	-	620,766
	Participant loan activity (Note 3)	(446)	(75,251)	(85,772)
	Administrative expenses (Note 1)	(72)	(1,512)	(29,980)
	Other	(46)	156	30,964
				------------		------------		--------
----
				88,760	(563,593)	(236,347)
				------------		------------		--------
----
			Net increase (decrease)	  99,656	1,770,333	2,327,383
				------------		------------		--------
----
ASSETS AVAILABLE FOR BENEFITS -
	beginning of year	-	4,584,338	7,864,385
				------------		------------		--------
----
ASSETS AVAILABLE FOR BENEFITS -
	end of year	$	99,656	$	6,354,671	$	10,191,768
				============	============	============

The accompanying notes are an integral part of these statements

-9-
OWENS CORNING
SAVINGS AND SECURITY PLAN

STATEMENTS OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS

FOR THE YEARS ENDED DECEMBER 30, 1998 AND DECEMBER 31, 1997
(Continued)

	1 9 9 8
	Supplemental Information By Fund
	-----------------------------------------------------------
			Growth and		Blue Chip	Diversified
	Puritan	Income 		Growth	International
	Fund 	 	Portfolio 		Fund  		Fund
	------------	------------	------------	------------
INVESTMENT INCOME (Note 2):
	Interest and dividends	$	246,459	$	112,219	$	104,605
	$	6,601
   Net Interest in master trust investment income                -
-              -               -
	Interest on loans to participants	1,079	485	3,049	32
	Realized gain (loss) on disposition of
		investments 	(8,123)	10,887	30,045	(1,575)
	Unrealized appreciation (depreciation)
		of investments 	(15,863)	238,478	386,050	5,276
				------------		------------		--------
----		------------
				223,552	362,069	523,749	10,334
				------------	------------	------------	--
----------
CONTRIBUTIONS (Notes 1 and 4):
	Participants	558,087	554,126	578,979	77,159
	Owens Corning	31,862	20,118	31,418	2,609
				------------		------------		--------
----		------------
				589,949	574,244	610,397	79,768
				------------	------------	------------	--
----------
OTHER:
	Distributions to participants (Note 4)	(240,782)	(165,029)
	(271,568)	(10,689)
	Election of redistribution among funds (Note 1)	1,705,867	705,307
	1,251,259	36,690
	Transfer from Predecessor Trustee	280,963	-	330,435	-
	Participant loan activity (Note 3)	(49,213)	(2,185)	(97,203)
	(151)
	Administrative expenses (Note 1)	(4,417)	(3,002)	(2,784)
	(36)
	Other	(88)	(441)	(73)	(4)
				------------		------------		--------
----		------------
				1,692,330	534,650	1,210,066	25,810
				------------		------------		--------
----		------------
			Net increase (decrease)	2,505,831	1,470,963	2,344,212
	115,912
				------------		------------		--------
----		------------
ASSETS AVAILABLE FOR BENEFITS -
	beginning of year	161,121	901,782	693,175	68,361
				------------		------------		--------
----		------------
ASSETS AVAILABLE FOR BENEFITS -
	end of year	$	2,666,952	$	2,372,745	$	3,037,387	$
	184,273
				============	============	============
	============

The accompanying notes are an integral part of these statements

-10-
OWENS CORNING
SAVINGS AND SECURITY PLAN

STATEMENTS OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS

FOR THE YEARS ENDED DECEMBER 30, 1998 AND DECEMBER 31, 1997
(Continued)

	1 9 9 8
	Supplemental Information By Fund
	-----------------------------------------------
		Investment	Aggressive		Loans to
	Grade	Growth		Partici-
	Bond Fund		Fund		pants		Total
	------------	------------	------------	------------
INVESTMENT INCOME (Note 2):
	Interest and dividends	$	23,113	$	65,757		-	$
	2,167,713
	Net Interest in master trust investment income                -
-               -      1,602,568
	Interest on loans to participants	303	1,186	-	24,089
	Realized gain (loss) on disposition of
		investments 	4,279	16,822	-	1,105,851
	Unrealized appreciation (depreciation)
		of investments 	1,556	202,540	 -	254,706
				------------		------------		--------
----		------------
				29,251	286,305	-	5,154,927
				------------	------------	------------	--
----------
CONTRIBUTIONS (Notes 1 and 4):
	Participants	93,936	202,847	-	11,604,692
	Owens Corning	3,384	5,619	-	5,014,365
				------------		------------		--------
----		------------
				97,320	208,466	-	16,619,057
				------------	------------	------------	--
----------
OTHER:
	Distributions to participants (Note 4)	(108,541)	(144,841)	(10,320)
	(10,194,396)
	Election of redistribution among funds (Note 1)	287,231	219,134	-
	-
	Transfer from Predecessor Trustee	175,617	357,020	-
	1,766,889
	Participant loan activity (Note 3)	(20,881)	(63,998)	699,177	-
	Administrative expenses (Note 1)	(937)	(1,356)	-	(285,442)
	Other	178	363	1,233,554	1,248,105
				------------		------------		--------
----		------------
				332,667	366,322	1,922,411	(7,464,844)
				------------		------------		--------
----		------------
			Net increase (decrease)	459,238	861,093	1,922,411
	14,309,140
				------------		------------		--------
----		------------
ASSETS AVAILABLE FOR BENEFITS -
	beginning of year	70,266	242,105	166,760	64,946,143
				------------		------------		--------
----		------------
ASSETS AVAILABLE FOR BENEFITS -
	end of year	$	529,504	$	1,103,198	$	2,089,171	$
	79,255,283
				============	============	============
	============

The accompanying notes are an integral part of these statements.

-11-
OWENS CORNING
SAVINGS AND SECURITY PLAN

STATEMENTS OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS

FOR THE YEARS ENDED DECEMBER 30, 1998 AND DECEMBER 31, 1997

	1 9 9 7
	Supplemental Information By Fund
	-----------------------------------------------------------
	Company			Dodge		Templeton
	Stock 	Acorn 		& Cox	Foreign
	Fund 	 	Fund  		Fund  		Fund
	------------	------------	------------	------------
INVESTMENT INCOME (Note 2):
	Interest and dividends	$	56,759	$	1,287,975	$	101,954
	$	141,654
	Net interest in master trust
		investment income (loss)	1,162,956	(2,890,312)	(66,671)
	(76,518)
	Interest on loans to participants	209	285	60	99
	Realized gain (loss) on disposition of
		investments 	160,982	628,425	48,729	60,722
	Unrealized appreciation (depreciation)
		of investments 	(7,897,539)	3,666,205	135,802	(17,862)
				------------		------------		--------
----		------------
				(6,516,633)	2,692,578	219,874	108,095
				------------	------------	------------	--
----------
CONTRIBUTIONS (Notes 1 and 4):
	Participants	4,956,369	2,528,062	436,270	468,177
	Owens Corning	3,575,058	3,547	1,462	494
				------------		------------		--------
----		------------
				8,531,427	2,531,609	437,732	468,671
				------------	------------	------------	--
----------
OTHER:
	Distributions to participants (Note 4)	(3,429,661)	(1,213,049)
	(186,640)	(175,389)
	Election of redistribution among funds (Note 1)	(1,389,796)	(133,548)
	387,340	(17,776)
	Administrative expenses (Note 1)	(138,861)	(40,964)	(2,997)
	(2,579)
	Participant loan activity (Note 3)	905	1,762	66	(81)
	Other	(671,121)	(52,564)	23,861	(27,146)
				------------		------------		--------
----		------------
				(5,628,534)	(1,438,363)	221,630	(222,971)
				------------		------------		--------
----		------------
			Net increase (decrease)	(3,613,740)	3,785,824	879,236
	353,795
				------------		------------		--------
----		------------
ASSETS AVAILABLE FOR BENEFITS -
	beginning of year	36,723,551	10,285,175	739,708	1,040,301
				------------		------------		--------
----		------------
ASSETS AVAILABLE FOR BENEFITS -
	end of year	$	33,109,811	$	14,070,999	$	1,618,944	$
	1,394,096
				============	============	============
	============

The accompanying notes are an integral part of these statements

-12-
OWENS CORNING
SAVINGS AND SECURITY PLAN

STATEMENTS OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS

FOR THE YEARS ENDED DECEMBER 30, 1998 AND DECEMBER 31, 1997
(Continued)

	1 9 9 7
	Supplemental Information By Fund
	-----------------------------------------------------------
	Indexed	Fixed	Spartan U.S.	Retirement
	Equity	Income 	Equity Index	Money Mkt
	Fund 	Fund  	Fund  		Portfolio
	----------	--	-----	-------	------	-------	-----	-------
INVESTMENT INCOME (Note 2):
	Interest and dividends	$	-	$	-	$	71,014	$
	298,859
	Net interest in master trust
		investment income (loss)	140,856	63,009	-	-
	Interest on loans to participants	-	-	382	8,941
	Realized gain (loss) on disposition of
		investments 	-	-	74,962	-
	Unrealized appreciation (depreciation)
		of investments 	-	-	699,339	(3,695)
				--	----------	------------		------------
	-	-----------
					140,856	63,009	845,697	304,105
				----------	--	---------	---	----	---------	--
----------
CONTRIBUTIONS (Notes 1 and 4):
	Participants	193,540	414,641	658,774	1,308,893
	Owens Corning	-	-	1,979	21,375
				------------		------------	------------
		------------
				193,540	414,641	660,753	1,330,268
				----------	--	---------	---	----------	--	--
----------
OTHER:
	Distributions to participants (Note 4)	(171,769)	(364,287)
	(262,490)	(1,083,753)
	Election of redistribution among funds (Note 1)	(3,071,413)	(7,217,851)
	3,270,208	6,632,380
	Administrative expenses (Note 1)	(4,193)	(8,484)	(511)	(16,028)
	Participant loan activity (Note 3)	-	-	1,198	(19,659)
	Other	(486)	(194)	69,483	717,072
				------------		------------		--------
----		------------
				(3,247,861)	(7,590,816)	3,077,888	6,230,012
				------------		------------		--------
----		------------
			Net increase (decrease)	(2,913,465)	(7,113,166)	4,584,338
	7,864,385
				------------		------------		--------
----		------------
ASSETS AVAILABLE FOR BENEFITS -
	beginning of year	2,913,465	7,113,166	-	-
				------------		------------		--------
----		------------
ASSETS AVAILABLE FOR BENEFITS -
	end of year	$	-	$	-	$	4,584,338	$	7,864,385
				============	============	============
	============

The accompanying notes are an integral part of these statements

-13-
OWENS CORNING
SAVINGS AND SECURITY PLAN

STATEMENTS OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS

FOR THE YEARS ENDED DECEMBER 30, 1998 AND DECEMBER 31, 1997
(Continued)

	1 9 9 7
	Supplemental Information By Fund
	-----------------------------------------------------------
			Growth and		Blue Chip	Diversified
	Puritan	Income 		Growth	International
	Fund 	 	Portfolio 		Fund  		Fund
	------------	------------	------------	------------
INVESTMENT INCOME (Note 2):
	Interest and dividends	$	9,475	$	28,984	$	28,743	$
	2,179
	Net interest in master trust
		investment income (loss)	-	-	-	-
	Interest on loans to participant	83	148	685	-
	Realized gain (loss) on disposition of
		investments 	745	3,720	3,413	(219)
	Unrealized appreciation (depreciation)
		of investments 	(280)	35,804	14,324	(2,797)
				------------		------------		--------
----		------------
				10,023	68,656	47,165	(837)
				------------	------------	------------	--
----------
CONTRIBUTIONS (Notes 1 and 4):
	Participants	43,161	173,255	148,850	30,730
	Owens Corning	327	1,133	1,150	37
				------------		------------		--------
----		------------
				43,488	174,388	150,000	30,767
				------------	------------	------------	--
----------
OTHER:
	Distributions to participants (Note 4)	(5,963)	(14,418)	(22,880)
	(2,834)
	Election of redistribution among funds (Note 1)	113,498	655,616
	480,032	41,286
	Administrative expenses (Note 1)	(225)	(830)	(593)	(21)
	Participant loan activity (Note 3)	300	(5,083)	(10,076)	-
	Other	-	23,453	49,527	-
				------------		------------		--------
----		------------
				107,610	658,738	496,010	38,431
				------------		------------		--------
----		------------
			Net increase (decrease)	161,121	901,782	693,175
	68,361
				------------		------------		--------
----		------------
ASSETS AVAILABLE FOR BENEFITS -
	beginning of year	-	-	-	-
				------------		------------		--------
----		------------
ASSETS AVAILABLE FOR BENEFITS -
	end of year	$	161,121	$	901,782	$	693,175	$
	68,361
				============	============	============
	============

The accompanying notes are an integral part of these statements

-14-
OWENS CORNING
SAVINGS AND SECURITY PLAN

STATEMENTS OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS

FOR THE YEARS ENDED DECEMBER 30, 1998 AND DECEMBER 31, 1997
(Continued)

	1 9 9 7
	Supplemental Information By Fund
	-----------------------------------------------
		Investment	Aggressive		Loans to
	Grade	Growth		Partici-
	Bond Fund		Fund		pants		Total
	------------	------------	------------	------------
INVESTMENT INCOME (Note 2):
	Interest and dividends	$	1,339	$	46,219		-	$
	2,075,154
	Net interest in master trust
		investment income (loss)	-	-	-	(1,666,680)
	Interest on loans to participants	39	94	-	11,025
	Realized gain (loss) on disposition of
		investments 	-	1,359	-	982,838
	Unrealized appreciation (depreciation) of
		investments 	950	(42,502)	 -	(3,412,251)
				------------		------------		--------
----		------------
				2,328	5,170	-	(2,009,914)
				------------	------------	------------	--
----------
CONTRIBUTIONS (Notes 1 and 4):
	Participants	16,164	47,210	-	11,424,096
	Owens Corning	69	145	-	3,606,776
				------------		------------		--------
----		------------
				16,233	47,355	-	15,030,872
				------------	------------	------------	--
----------
OTHER:
	Distributions to participants (Note 4)	(187)	(3,410)	(9,559)
	(6,946,289)
	Election of redistribution among funds (Note 1)	51,682	198,342	-
	-
	Administrative expenses (Note 1)	(98)	(137)	-	(216,521)
	Participant loan activity (Note 3)	308	244	30,116	-
	Other	-	(5,459)	146,203	272,629
				------------		------------		--------
----		------------
				51,705	189,580	166,760	(6,890,181)
				------------		------------		--------
----		------------
			Net increase (decrease)	70,266	242,105	166,760
	6,130,777
				------------		------------		--------
----		------------
ASSETS AVAILABLE FOR BENEFITS -
	beginning of year	-	-	-	58,815,366
				------------		------------		--------
----		------------
ASSETS AVAILABLE FOR BENEFITS -
	end of year	$	70,266	$	242,105	$	166,760	$
	64,946,143
				============	============	============
	============

The accompanying notes are an integral part of these statements

-15-
OWENS CORNING
SAVINGS AND SECURITY PLAN

NOTES TO FINANCIAL STATEMENTS


(1) SUMMARY OF SIGNIFICANT PROVISIONS OF THE PLAN AND ACCOUNTING POLICIES

Operations of the Plan
------------------

The Owens Corning Savings and Security Plan (the Plan) principally benefits designated groups of employees of Owens Corning and certain subsidiaries (the Company). An eligible employee may elect to enroll in the Plan at any time.

Effective April 1, 1997, the Company changed the Plan's trustee from Citibank N.A., New York to Fidelity Management Trust Company (the Trustee). The change resulted in the liquidation of two investment options and the addition of eight investment options.

Administrative expenses of the Plan are charged to the Plan and include professional fees, accounting and other administrative expenses.

The following descriptions of the Plan provide only general information. Participants should refer to the Plan agreement for a more complete description of the Plan provisions.

Plan Contributions
------------------

Participants may contribute up to 15% of their base pay to the Plan. All or a portion of the participants' contributions may be designated at the participants' option as deferred income which, pursuant to Section 401(k) of the Internal Revenue Code, is not subject to Federal income tax until such amounts are distributed to the participants. The Plan requires remittance of participant contributions to the Trustee as soon as deducted from the participants' paychecks.

The Company matches participant contributions at various negotiated rates.
The Company may, at its discretion, make an annual profit sharing contribution to the Plan. The Company made a profit sharing contribution of approximately $484,000 and $458,000 in 1998 and 1997, respectively, included as Due from Owens Corning in the financial statements. One-half of the Company's annual profit sharing contribution, if any, will be invested exclusively in Company stock.

The Company may, at its option, make Company contributions in the form of cash or an equivalent number of shares of common stock of the Company. For 1998 and 1997, the Company contributed shares of stock to satisfy the portion of the annual profit sharing contribution invested exclusively in Company stock.

-16-
OWENS CORNING
SAVINGS AND SECURITY PLAN

NOTES TO FINANCIAL STATEMENTS
(continued)

(1) SUMMARY OF SIGNIFICANT PROVISIONS OF THE PLAN AND ACCOUNTING POLICIES (continued)

Plan Investment Options
-----------------------

Each participant elects to have his contribution invested in increments among the investment funds made available under the Plan. In 1998, the Dodge & Cox Balanced Fund was eliminated as an investment option in the Savings and Security Plan and the Low-Priced Stock Fund was added. Currently, the following twelve investment funds are available to participants:

Company Stock Fund
------------------

Consists primarily of investments in Owens Corning common stock.

Acorn Fund
----------

Invests principally in domestic and foreign common stocks but may also include securities convertible into common stocks and equity securities of a class different than common stock.

Spartan U.S. Equity Index
-------------------------

Primarily invested in the companies whose securities are based upon the value of the Standard & Poor's 500 Index.

Retirement Money Market Fund
-----------------------------

Primarily invests in high-quality short-term U.S. dollar denominated money market securities of domestic and foreign issuers. Investments include short-term corporate obligations, U.S. government obligations and certificates of deposit.

Low-Priced Stock Fund
---------------------

Primarily invests in stocks of smaller, less well-known companies that are considered undervalued or out of favor with other investors.

Templeton Foreign Fund
----------------------

Invests in stocks and debt securities of companies and governments outside the United States.

-17-
OWENS CORNING
SAVINGS AND SECURITY PLAN

NOTES TO FINANCIAL STATEMENTS
(continued)

(1) SUMMARY OF SIGNIFICANT PROVISIONS OF THE PLAN AND ACCOUNTING POLICIES (continued)

Puritan Fund
------------
Primarily invests in high-yielding U.S. and foreign securities, common and preferred stocks, and bonds of any quality or maturity.

Growth and Income Portfolio
---------------------------

Primarily invests in U.S. and foreign stocks.

Blue Chip Growth Fund
---------------------

Primarily invests in common stocks of well-known and established companies and companies with strong earnings and future growth potential.

Aggressive Growth Fund
----------------------

Primarily invests in stocks of small and medium-sized companies in the developing stages of their life cycle that have the potential for accelerated earnings or revenue growth.

Diversified International Fund
------------------------------

Primarily invests in stocks of companies located outside the U.S. that are included in the Morgan Stanley EAFE Index.

Investment Grade Bond Fund
--------------------------

Invests in a broad variety of fixed-income obligations that are primarily rated with medium to high quality of any maturity.

The Company matching contributions are invested exclusively in Company common stock. The Trustee, at its sole discretion subject to any provisions in the trust agreement, may hold any portion of any contributions in cash which it considers necessary to meet anticipated disbursements.

-18-
OWENS CORNING
SAVINGS AND SECURITY PLAN

NOTES TO FINANCIAL STATEMENTS
(continued)

(1) SUMMARY OF SIGNIFICANT PROVISIONS OF THE PLAN AND ACCOUNTING POLICIES (continued)

Participants may change their investment options and contribution rate on a daily basis and redistribute their account balances daily. Participants may discontinue their contributions to the Plan at any time.

The number of employees with a portion of their account invested in each fund at December 30, 1998, was as follows:


Company
Stock
Fund
   ---


Acorn
Fund
   ---
Spartan
U.S.
Equity
Index
 Fund
----
Retirement
Money
Market
 Fund
----

Low-Priced
Stock
 Fund
----

Templeton
Foreign
Fund
     ---






5,887
2,302
1,349
3,204
33
608


Puritan
Fund
   ---
Growth and
Income
Portfolio
--------
Blue Chip
Growth
 Fund
----
Aggressive
Growth
Fund
----
Diversified
International
 Fund
----
Investment
Grade Bond
Fund
    ---






1,212
561
716
303
126
137


Basis of Accounting
-------------------

The accompanying financial statements have been prepared on the accrual basis. Investments are reported at quoted market value. Participant withdrawal requests received by the Plan Administrator before year end but not yet distributed to the participants are included in assets available for benefits.

Use of Estimates
----------------

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Future events could alter such estimates.

-19-
OWENS CORNING
SAVINGS AND SECURITY PLAN

NOTES TO FINANCIAL STATEMENTS
(continued)

(1) SUMMARY OF SIGNIFICANT PROVISIONS OF THE PLAN AND ACCOUNTING POLICIES (continued)

Income Taxes
------------

The Internal Revenue Service (IRS) has issued a determination letter dated March 27, 1996, stating that the Plan meets the requirements of Section 401(a) of the Internal Revenue Code (the Code) and that the trust is exempt from taxation under Section 501(a) of the Code. Participants generally are not subject to Federal income tax on Company contributions or fund earnings until those amounts are distributed to them. Participants may elect to designate all or a portion of their contributions to the Plan as deferred income pursuant to Section 401(k) of the Code. This election permits the participants to exclude from gross taxable income for Federal tax purposes that portion of their contribution so designated, subject to certain limitations, until such time as it is withdrawn from the Plan. The Plan had several amendments throughout 1998; however, no new tax determination letter has been issued. Management believes that the amendments do not change the Plan's status for meeting the requirements of Section 401(a) of the Internal Revenue Code and that the trust is still exempt from taxation.

Proceedings in the Event of Plan Termination
--------------------------------------------

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan. In the event of termination or upon a permanent discontinuance of Company contributions, the Plan accounts of each participant not previously vested would fully vest. Participants would, in accordance with the terms of the Plan, receive their contributions to the Plan as well as Company contributions to the Plan on their behalf and the earnings on those contributions.

(2) INVESTMENTS

Through March 31, 1997, the investments of the Plan were held in the Owens Corning Savings Plan Master Trust (Savings Trust) maintained by the prior Trustee for the Plan and another savings plan of the Company. Investments in the Company Stock Fund were separately identified to the Plan. Investments in mutual fund holdings were commingled for investment purposes.

Beginning April 1, 1997, investments in the Company Stock Fund are held in the Owens Corning Stock Fund Master Trust (Stock Trust) maintained by the Trustee for the Plan and another savings plan of the Company. Investments in mutual funds previously held in the Savings Trust are now separately identified to the Plan.

-20-
OWENS CORNING
SAVINGS AND SECURITY PLAN

NOTES TO FINANCIAL STATEMENTS
(continued)

(2) INVESTMENTS (continued)

The Indexed Equity Fund and the Fixed Income Fund were both liquidated on March 31, 1997 and replaced by the Spartan U.S. Equity Index Fund and the Retirement Money Market Fund, respectively. Six additional investments were also added effective April 1, 1997, the Puritan Fund, the Growth and
 Income Portfolio, the Blue Chip Growth
Fund, the Aggressive Growth Fund, the Diversified International Fund and the Investment Grade Bond Fund. In
1998, the Dodge & Cox Balanced Fund was liquidated and the Low-Priced
 Stock Fund was added.

The Plan has a proportionate claim on the net assets of the Commingled Company Stock Fund and receives a proportionate share of the investment income of said fund. Following is a summary of the Stock Trust financial statement for the Commingled Company Stock Fund and the Plan's interest in net assets as of and for the year ended December 30, 1998:





Shares
------


Cost
    ----
Current or
Contract
  Value
   ----------

Plan
Interest
 --------
ASSETS:




Investments:




Owens Corning Common Stock
4,425,321
$53,088,578
$ 153,026,115
   .225
Money Market
1,971,992
1,971,992
    1,971,992
   .225
Interest and Dividend Receivable


      399,953
   .225



-------------

Total Assets


  155,398,060




-------------

LIABILITIES:




Payables


      524,555
-------------
 .225

PARTICIPATING PLANS' EQUITY



$ 154,873,505
=============


-21-
OWENS CORNING
SAVINGS AND SECURITY PLAN

NOTES TO FINANCIAL STATEMENTS
(continued)

1998

     Company Stock Fund
           ------------------
INVESTMENT INCOME:



	Interest
115,873
	Dividends
1,435,553
	Realized gain on disposition of
		Investments

19,615,991
	Change in unrealized appreciation
    of investments

                  (10,772,259)

                   ----------



10,395,158
==========


Plan Interest
 .154

</table

-22-
OWENS CORNING
SAVINGS AND SECURITY PLAN

NOTES TO FINANCIAL STATEMENTS
(continued)

(2) INVESTMENTS (continued)

Investments are reported at quoted market value in all funds. Unrealized appreciation (depreciation) of investments is reflected currently as a change in assets available for benefits. Purchases and sales are recorded on the trade date basis. Realized gain and loss on disposition of investments is computed using average cost.

(3) LOANS

Loan balances represent rollovers from acquisitions made by the Company. No new loans were made to active participants during January 1, 1997 through August 31, 1998, as there was no provision in the Plan to do so. Effective
September 1, 1998, non-union employees and union employees at the Hebron, Ohio location may obtain loans from the Plan. Other union employees may obtain loans from the Plan following the first re-negotiation of their applicable collective bargaining agreement after September 1, 1998. Interest payments are reflected as income in the appropriate Fund in accordance with the participants' current investment election.

The maximum amount participants may borrow is $50,000 or 50% of their total vested account limited to the total of contributions designated as deferrals and related earnings. The minimum amount available for a loan is $1,000. The loan limit is reduced for the highest loan balance outstanding in the prior 12 months.

Loans advanced are repaid through regular payroll deductions with interests equal to the prime rate in effect on the last business day of the month prior to the employee's loan application.

A loan can be requested for any reason. A borrower has from one to five years to repay the loan. Repayments of principal and interest are invested in one of the twelve investment funds in accordance with the borrower's election.


-23-
OWENS CORNING
SAVINGS AND SECURITY PLAN

NOTES TO FINANCIAL STATEMENTS
(continued)

(4) VESTING, FORFEITURES AND DISTRIBUTIONS

Participants become 100% vested in Company contributions and earnings thereon after five years of completed service at a rate of 20% per year. Certain participants become 100% vested after three years of service. Such amounts also become fully vested upon the participant attaining 65 years of age with five years of service, termination of the participant's employment due to retirement, disability or death, involuntary termination of the participant's employment (other than for cause), termination of the Plan, or permanent discontinuance of the prescribed Company contributions to the Plan. Such vested contributions and earnings thereon are automatically distributable after termination and upon attaining 65 years of age or death, whichever is earlier. If termination of employment occurs for any reason other than attaining 65 years of age or death, the participant's account will become distributable at 65 years of age or death unless an election for immediate distribution is filed within 90 days of termination with the Plan administrator.

Participants may make certain withdrawals from their accounts. After-tax contributions and the related earnings are eligible for withdrawal up to two times each calendar year, once between January 1 and June 30 of the year, and again between July 1 and December 31 of the year. Participants over age 65 may make withdrawals of Company contributions during the same periods. No other withdrawals of Company contributions can be made during employment.

Participants aged 59-1/2, or older, may withdraw all or a portion of their before-tax contributions. Otherwise, before-tax contributions may be withdrawn only under serious financial hardship. Earnings credited to the before-tax contributions before 1989, if any, are not available for withdrawal.

Participants may elect to receive their distribution from the Company Stock
Fund in the form of cash or Company stock.  Stock distributions totaled
461,774 shares of stock valued at $4,310,000 in 1998. Stock distributions for the first three months of 1997 from the Company Stock Fund totaled 7,143 shares of stock valued at $276,000. Stock distributions for the nine months ended December 31, 1997 from the Stock Trust totaled 119,160 shares of stock valued at $4,674,000.

-24-
OWENS CORNING
SAVINGS AND SECURITY PLAN

NOTES TO FINANCIAL STATEMENTS
(continued)

(5) PLAN MERGERS

In 1998, three subsidiary plans merged into the Savings and Security Plan
(SSP). Effective January 1, 1998 the Partek Insulations, Inc. 401(k) Plan merged into the Savings and Security Plan. The OCFL 401(k) Savings Plan
(Hebron location) and the OCFL Money Purchase Pension Plan merged into the Plan effective July 1, 1998. On each of the effective dates, all amounts were transferred to the SSP and each employee was 100% vested in the amounts under the prior plan.

(6) SUBSEQUENT EVENT

Effective January 1, 1999, the following subsidiaries' plans merged into the Savings and Security Plan: AmeriMark Building Products, Inc. Hourly Employees
Retirement Plan; Employees' Savings Plan for AmeriMark Building Products, Inc.
and Subsidiaries; Fabwel, Inc. 401(k) Plan; Falcon Foam Corporation Retirement
Savings Plan (Falcon of California only) and the Fibreboard Corporation 401(k)
Retirement Plan. Employees will be 100% vested in the amounts transferred under the prior plans. During 1999, in connection with these mergers, assets totaling approximately $20,000,000 will be transferred into the Plan.



-25-
OWENS CORNING
SAVINGS AND SECURITY PLAN
Schedule I
EIN:  34-4323452          PLAN:  014
Item 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
AS OF DECEMBER 30, 1998

Identity of Issuer
Description of Investment
Cost
Current Value
*Fidelity Management Trust Company
Acorn Fund
Low-Priced Stock Fund
Templeton Foreign Fund
Puritan Fund
Investment Grade Bond
Fund
Growth and Income Fund
Blue Chip Growth Fund
Aggressive Growth Fund
Diversified International
Fund
Retirement Money
Market Fund
Spartan U.S. Equity Index
Fund
$11,850,195
$      97,930
$  1,635,915
$  2,658,180

$     523,663
$  2,083,216
$  2,613,080
$     938,893

$     180,138

$  9,915,840

$  4,554,370
$14,315,164
$       99,361
$  1,411,832
$   2,642,037

$     526,163
$   2,357,500
$   3,013,454
$    1,098,931

$       182,618

$    9,915,840

$    6,324,839

*Fidelity Management Trust Company
Participant loans
$  2,089,171
$    2,089,171

*Fidelity Management Trust Company
Investment in Stock Trust
collective funds
$37,045,493
---------------
 $   34,794,790
  ------------------
	Total

$76,186,084
  $   78,771,700


 ========
  ==========
*	Represents a party in interest

</table

-26-
OWENS CORNING
SAVINGS AND SECURITY PLAN

Schedule II
EIN:  34-4323452          PLAN:  014
Item 27a - SCHEDULE OF REPORTABLE TRANSACTIONS
AS OF DECEMBER 30, 1998




Party Involved
--------------------


Description
of Assets
----------------


Trans-
actions
---------


Purchase
Price
------------


Sales
Price
--------


Cost of
  Asset
----------
Current
Value at
Transaction
Date
----------------


Net
Gain
-------
* Fidelity
Management
      Trust
Company
* Fidelity
Management
      Trust
Company
* Fidelity
Management
      Trust
Company
* Fidelity
Management
      Trust
Company
* Fidelity
Management
      Trust
Company
* Fidelity
Management
      Trust
Company
* Fidelity
Management
      Trust
Company
* Fidelity
Management
      Trust
Company
Acorn Fund



Acorn Fund



Stock Trust
Collective
Funds

Stock Trust
Collective
Funds

Puritan
Fund


Blue Chip
Fund


Retirement
Money
Market
Portfolio
Retirement
Money
Market
Portfolio
 250



244



250



250



234



245



253



248
$5,633,619



N/A



14,039,915



    N/A



 3,113,266



 4,894,564



  9,626,238



     N/A
$ N/A



4,758,382



   N/A



13,439,059



    N/A



    N/A



    N/A



  7,509,243
$ 5,633,619



4,116,977



 14,039,915



12,623,673



   3,113,266



   4,894,564



   9,626,238



   7,509,243
$5,633,619



4,758,382



 14,039,915



13,439,059



   3,113,266



   4,894,564



   9,626,238



   7,509,243
$     -



641,405



       -



 815,386



   -



      -



      -



      -
Represents a party in interest